                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                           Pomeroy IT Solutions, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    731822102
                                    ---------
                                 (CUSIP Number)

                            Flagg Street Capital LLC
                                 c/o Andrew Moss
                                44 Brattle Street
                         Cambridge, Massachusetts 02138
                                 (617) 876-6085

                                 With a copy to:

                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                            c/o Steven Wolosky, Esq.
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 33 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 2 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JONATHAN STARR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,249,325
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,249,325
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 3 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLAGG STREET CAPITAL LLC
                    I.R.S. Identification No. 74-3123494
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,249,325
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,249,325
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 4 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLAGG STREET PARTNERS LP
                    I.R.S. Identification No. 16-1702721
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  135,753
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              135,753
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 5 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLAGG STREET PARTNERS QUALIFIED LP
                    I.R.S. Identification No. 16-1702722
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  454,521
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              454,521
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 6 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLAGG STREET OFFSHORE, LP
                    I.R.S. Identification No. 16-1702723
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  659,051
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              659,051
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 7 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL A. RUFFOLO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 8 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD S. PRESS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,249,325
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.84%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The aggregate number of Shares beneficially owned by the Reporting Persons has not changed since the filing of the prior Schedule 13D amendment. The percentage ownership  reported  herein has decreased since the filing of the prior Schedule
13D  amendment  solely  as a result  of an  increase  in the  number  of  Shares outstanding reported by the Issuer.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 9 of 33 Pages
----------------------                                    ----------------------

   PRELIMINARY NOTE: The following  constitutes  Amendment No. 4 to the Schedule
13D filed by the  undersigned.  This  Amendment No. 4 amends the Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The net investment cost for the Shares held by each of the Flagg Street Funds is set forth below:

                                                                 Approximate
      Entity                                  Shares Held    Net Investment Cost
      -------------------------------------   ------------   -------------------
      FSP                                       135,753         $   1,127,280
      FSPQ                                      454,521         $   3,896,167
      FSO                                       659,051         $   5,135,030

   The  consideration for the acquisition of the Shares was funded through funds invested by partners in the Flagg Street Funds (and proceeds therefrom). Since a portion of such Shares were  purchased in, and such Shares from time to time may be held in, margin accounts,  along with other investments,  it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

      Item 4 is hereby amended to add the following:

ITEM 4.     PURPOSE OF TRANSACTION

   On July 12, 2007, the Reporting  Persons entered into a Settlement  Agreement with the  Issuer  relating  to their  election  contest in  connection  with the
Issuer's 2007 annual meeting of stockholders (the "Annual  Meeting").  Under the
Settlement  Agreement,  FSPQ has  withdrawn its  nomination  of Jonathan  Starr,
Michael  A.  Ruffolo  and  Richard  S. Press  (collectively,  the "Flagg  Street
Nominees") as directors  for election to the Issuer's  Board of Directors at the
Annual Meeting.  Pursuant to the Settlement Agreement,  the Issuer agreed to (i)
cause the number of directors constituting the Board of Directors to be fixed at twelve (12) until the Annual Meeting, (ii) appoint Jonathan Starr and Michael A.
Ruffolo to the Board of Directors such that the Issuer's Board of Directors will consist of David B. Pomeroy,  Kevin G. Gregory,  William H. Lomicka,  Vincent D.
Rinaldi,  Debra E. Tibey, Kenneth R. Waters, David G. Boucher,  Ronald E. Krieg,
Stephen E. Pomeroy, James H. Smith, Jonathan Starr and Michael A. Ruffolo, (iii)
reschedule  the Annual Meeting to be held and concluded on a date not later than
July 31, 2007,  (iv) cause the Issuer's slate of director  nominees for election at the Annual  Meeting to be composed  of David B.  Pomeroy,  Kevin G.  Gregory,
William H. Lomicka, Vincent D. Rinaldi, Debra E. Tibey, Kenneth R. Waters, David
G. Boucher,  Ronald E. Krieg,  Jonathan Starr, Michael A. Ruffolo and Richard S.
Press  (collectively,   the  "Continuing  Directors"),  with  Richard  S.  Press
designated to fill the vacancy created by Stephen E. Pomeroy not being nominated and re-elected to the Board of Directors, and (v) publicly recommend and solicit proxies for the election of the  Continuing  Directors to the Board of Directors
at the Annual Meeting.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 10 of 33 Pages
----------------------                                    ----------------------

   The Settlement  Agreement  further requires that,  immediately  following the
Annual  Meeting,  (i) James H. Smith  will  retire  from the Board of  Directors
consistent  with  Mr.  Smith's  prior,  publicly  announced   intentions,   and,
accordingly, resign as a director, (ii) the number of directors constituting the
Board of Directors  will be fixed at a maximum of eleven (11) until the Issuer's
2008 annual meeting of stockholders (the "2008 Annual  Meeting"),  (iii) Michael
A. Ruffolo will be appointed to the Issuer's  Compensation  Committee  and Stock
Option Committee,  Richard S. Press will be appointed to the Issuer's Nominating and Corporate Governance Committee,  and Jonathan Starr will be appointed to the
Issuer's Audit Committee, and (iv) the Board of Directors will commence a search for a President and Chief Executive Officer and form a Special Committee,  which will include Michael A. Ruffolo,  for the purpose of conducting such search. The
President and Chief Executive  Officer  recommended by the Special Committee and hired by the Issuer will,  promptly after commencement of his or her employment, be  appointed  to serve as a  director  of the  Issuer  in the place of Kevin G.
Gregory,  unless Mr. Gregory is appointed  President and Chief Executive Officer in connection with this process.  The parties also agreed that at any time prior to but not  later  than  the  2008  Annual  Meeting,  the  number  of  directors constituting  the Board of  Directors  will be fixed at a  maximum  of ten (10), which,  if  necessary,  will be  facilitated  by the  resignation  of any of the
Continuing Directors other than a Flagg Street Nominee.

   The Reporting Persons also agreed that, to the extent all of the Flagg Street
Nominees  are  nominated  by the Issuer for  election as  directors  at the 2008
Annual  Meeting  and all of the  Flagg  Street  Nominees  agree to  accept  such nomination  and to be  included  as  director  nominees  in the  Issuer's  proxy statement for the 2008 Annual  Meeting,  the Reporting  Persons will not effect, seek,  offer,  engage in, propose or cause or participate in any solicitation of proxies relating to the election of directors at the 2008 Annual Meeting. In the event Flagg Street and/or any of the Flagg Street Nominees commences an election contest in connection with the 2008 Annual Meeting, the Issuer has no obligation to include any Flagg Street Nominee on the Issuer's  slate of director  nominees the Issuer recommends for election at the 2008 Annual Meeting, regardless of any prior  nomination  by the Issuer of a Flagg  Street  Nominee  or a Flagg  Street
Nominee's  acceptance of such nomination.  The Company agreed to reimburse Flagg
Street for its  reasonable  documented  out-of-pocket  fees and expenses up to a certain  limit.  The Settlement  Agreement  contains a mutual release of certain claims between the Issuer and the Reporting Persons.

   The foregoing  description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement,  which is filed as an exhibit hereto and incorporated herein by reference.

      Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

   THE FLAGG STREET FUNDS

   (a),  (b) The  information  set forth in rows 7 through  13 of the cover page hereto for each Flagg Street Fund is  incorporated  herein by reference for each such Flagg Street Fund. The percentage  amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 12,701,863 Shares  outstanding as of June 6, 2007 as reported by the Issuer in its  Schedule 14A filed with the
Securities and Exchange Commission on June 8, 2007.

   (c) The trade  dates,  number of Shares  purchased  or sold and the price per
Share  (including  commissions) for all purchases and sales of the Shares by the
Flagg  Street  Funds during the past 60 days are set forth on Schedule A hereto.
All of such  transactions  represent  transfers of Shares among the Flagg Street
Funds.  Accordingly,  the aggregate number of Shares  beneficially  owned by the

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 11 of 33 Pages
----------------------                                    ----------------------

Reporting  Persons has not changed  since the filing of the prior  Schedule  13D amendment.  The percentage  ownership  reported  herein has decreased  since the filing of the prior Schedule 13D amendment  solely as a result of an increase in the number of Shares outstanding reported by the Issuer.

   (d) The Flagg Street  General  Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported  herein.  The Flagg Street
Individual  Reporting  Person is the founding member of the Flagg Street General
Partner.

   (e) Inapplicable.

   THE FLAGG STREET GENERAL PARTNER

   (a),  (b) The  information  set forth in rows 7 through  13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

   (c) Inapplicable.

   (d) The Flagg Street  General  Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported  herein.  The Flagg Street
Individual  Reporting  Person is the founding member of the Flagg Street General
Partner.

   (e) Inapplicable.

   THE FLAGG STREET INDIVIDUAL REPORTING PERSON

   (a),  (b) The  information  set forth in rows 7 through  13 of the cover page hereto for the Flagg Street Individual  Reporting Person is incorporated  herein by reference.

   (c) Inapplicable.

   (d) The Flagg Street  General  Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported  herein.  The Flagg Street
Individual  Reporting  Person is the founding member of the Flagg Street General
Partner.

   (e) Inapplicable.

   MICHAEL A. RUFFOLO AND RICHARD S. PRESS

   (a),  (b) The  information  set forth in rows 7 through  13 of the cover page hereto  for  each of  Messrs.  Ruffolo  and  Press  is  incorporated  herein  by reference.  Currently,  neither of Messrs.  Ruffolo or Press  directly  owns any
Shares of the  Issuer.  Mr.  Press and his spouse are  investors,  directly  and indirectly, in certain of the Flagg Street Funds.

   (c) Inapplicable.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 12 of 33 Pages
----------------------                                    ----------------------

   (d) Neither of Messrs. Ruffolo or Press has the right to receive or the power to direct the receipt of dividends relating to or the proceeds from the sale of, any of the Shares held by the Flagg Street Funds as reported herein.

   (e) Inapplicable.

   The Shares reported herein are owned directly by the Flagg Street Funds.  The
Flagg Street General Partner,  as general partner of the Flagg Street Funds, may be deemed to be the beneficial owner of all securities owned by the Flagg Street
Funds. The Flagg Street  Individual  Reporting Person, as founding member of the
Flagg Street General Partner with the power to exercise  investment  discretion, may be deemed to be the beneficial  owner of all  securities  owned by the Flagg
Street  Funds.  Each of the Reporting  Persons,  as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of that certain Joint Filing and  Solicitation  Agreement by and among the Reporting Persons, as described in further detail in Item 6, is deemed to be a  beneficial  owner of all  Shares  owned by the Flagg  Street  Funds  reported herein.  Each of the Reporting  Persons  disclaims  beneficial  ownership of all
Shares he or it does not directly own.

      Item 6 is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

   Reference is made to the Settlement Agreement described in Item 4.

      Item 7 is hereby amended to add the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   1. Settlement  Agreement by and among Flagg Street  Capital LLC, Flagg Street
      Partners LP, Flagg Street  Partners  Qualified LP, Flagg Street  Offshore,
      LP,  Jonathan Starr,  Michael A. Ruffolo,  Richard S. Press and Pomeroy IT
      Solutions, Inc., dated July 12, 2007 (see Annex 1).

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 13 of 33 Pages
----------------------                                    ----------------------

                                    SIGNATURE

   After  reasonable  inquiry  and to the best of my  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                       DATE: July 13, 2007

                                       FLAGG STREET PARTNERS LP

                                       By: Flagg Street Capital LLC, its
                                           General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET PARTNERS QUALIFIED LP

                                       By: Flagg Street Capital LLC,
                                           its General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET OFFSHORE, LP

                                       By: Flagg Street Capital LLC,
                                           its General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET CAPITAL LLC

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 14 of 33 Pages
----------------------                                    ----------------------

                                       JONATHAN STARR

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr

                                       MICHAEL A. RUFFOLO

                                       By: /s/ Michael A. Ruffolo
                                           -------------------------------------
                                       Name: Michael A. Ruffolo

                                       RICHARD S. PRESS

                                       By: /s/ Richard S. Press
                                           -------------------------------------
                                       Name: Richard S. Press

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 15 of 33 Pages
----------------------                                    ----------------------

                                                                      SCHEDULE A

Transactions in the Shares by the Reporting Persons during the past 60 days:

      FSP
      ---

                          Number of
                           Shares                                    Aggregate
                         Purchased /     Nature of     Price Per    Transaction
 Date of Transaction       (Sold)       Transaction    Share ($)     Price ($)
 -------------------     -----------    -----------    ---------    -----------
        6/29/07            22,076*      Open Market      9.785      216,013.66

      FSPQ
      ----

                          Number of
                           Shares                                    Aggregate
                         Purchased /     Nature of     Price Per    Transaction
 Date of Transaction       (Sold)       Transaction    Share ($)     Price ($)
 -------------------     -----------    -----------    ---------    -----------
       6/29/07            138,077*      Open Market      9.785     1,351,083.40

      FSO
      ---

                          Number of
                           Shares                                    Aggregate
                         Purchased /     Nature of     Price Per    Transaction
 Date of Transaction       (Sold)       Transaction    Share ($)     Price ($)
 -------------------     -----------    -----------    ---------    -----------
       6/29/07           (160,153)*     Open Market      9.785     1,567,097.10

--------------------

*  All of such transactions represent transfers of Shares among the Flagg Street
   Funds. Accordingly,  the aggregate number of Shares beneficially owned by the
   Reporting  Persons has not changed since the filing of the prior Schedule 13D amendment.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 16 of 33 Pages
----------------------                                    ----------------------

                                                                         ANNEX 1

                              SETTLEMENT AGREEMENT

      THIS SETTLEMENT AGREEMENT,  dated July 12, 2007, by and among Flagg Street
Capital LLC, a Delaware limited liability  company,  Flagg Street Partners LP, a
Delaware  limited  partnership,  Flagg Street Partners  Qualified LP, a Delaware
limited  partnership,  Flagg  Street  Offshore,  LP,  a Cayman  Islands  limited partnership, Jonathan Starr (collectively,  "Flagg Street"), Michael A. Ruffolo,
Richard S. Press and Pomeroy IT  Solutions,  Inc., a Delaware  corporation  (the
"Company").

                             W I T N E S S E T H:
                             - - - - - - - - - -

      WHEREAS,  Flagg  Street is the  beneficial  owner of  1,249,325  shares of common  stock,  $.01  par  value,  of  the  Company  (the  "Common  Stock"),  or approximately 9.8% of the Common Stock issued and outstanding;

      WHEREAS,  Flagg Street has nominated  certain  individuals for election to the Board of Directors of the Company (the  "Pomeroy  Board") at the 2007 annual meeting  of  stockholders  of  the  Company  (the  "Annual  Meeting")  initially scheduled to be held on July 12, 2007;

      WHEREAS,  Flagg Street has filed a  definitive  proxy  statement  with the
Securities and Exchange  Commission  ("SEC") with respect to the solicitation of proxies  to be used at the  Annual  Meeting to elect  Flagg  Street's  nominees,
Jonathan  Starr,  Michael A.  Ruffolo and Richard S. Press  (referred to herein, together with any substitutes or successors of such  individuals as set forth in
Sections  3.1(d) and 3.3(a),  as the "Flagg Street  Nominees") as members of the
Pomeroy Board;

      WHEREAS,  the Company  announced  on July 5, 2007 that the  Pomeroy  Board terminated Stephen E. Pomeroy as its President and Chief Executive Officer, that it voted to withdraw the  nomination of Stephen E. Pomeroy to stand for election as a director  nominee at the Annual Meeting,  and that it intends to reschedule the Annual Meeting;

      WHEREAS,  Flagg  Street  and the  Company  have  determined  that the best interests  of Flagg  Street and the Company  would be served by Flagg Street not engaging  in a  solicitation  of proxies for the  election  of the Flagg  Street
Nominees in  opposition  to the  nominees of the  Pomeroy  Board,  and the other arrangements set forth herein;

      NOW, THEREFORE, in consideration of the promises,  mutual representations, warranties,  covenants  and  agreements  set forth  herein,  and other  good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

      Section 1.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

      The Company  hereby  represents,  warrants and agrees that (a) it has full legal right, power and authority to execute, deliver and perform this Agreement, and  consummate  the  transactions  contemplated  hereby,  (b) the execution and delivery  of  this  Agreement,  and  the  consummation  by  the  Company  of the transactions  contemplated  hereby have been duly  authorized  by all  necessary corporate actions,  and (c) this Agreement  constitutes valid, legal and binding

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 17 of 33 Pages
----------------------                                    ----------------------

obligations of the Company, enforceable against it in accordance with its terms,
except  that  such  enforcement  may  be  subject  to  bankruptcy,   insolvency,
reorganization,  moratorium  (whether  general or specific) or other laws now or hereafter in effect.  The  performance of the terms of this Agreement  shall not conflict  with,  constitute  a  violation  of, or require  any notice or consent under,  the  Certificate  of  Incorporation  or  Bylaws  of the  Company  or any
agreement or  instrument to which the Company is a party or by which the Company is bound,  and shall not  require  any  consent,  approval  or notice  under any provision of any judgment, order, decree, statute, rule or regulation applicable to the Company.

      Section 2.  REPRESENTATIONS  AND  WARRANTIES OF FLAGG STREET AND THE FLAGG
STREET NOMINEES.

            (a)   Flagg Street hereby  represents,  warrants and agrees that (a)
                  it has full  legal  right,  power and  authority  to  execute,
                  deliver  and  perform  this  Agreement,   and  consummate  the
                  transactions   contemplated  hereby,  (b)  the  execution  and
                  delivery  of this  Agreement,  and the  consummation  by Flagg
                  Street of the transactions  contemplated hereby have been duly authorized by all necessary  corporate and limited partnership actions,  and (c) this Agreement  constitutes valid, legal and binding obligations of Flagg Street, enforceable against it in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization,  moratorium
                  (whether  general or  specific) or other laws now or hereafter in  effect.  The  performance  of the terms of this  Agreement shall not conflict with, constitute a violation of, or require any notice or consent under, the  organizational  documents of
                  Flagg  Street or any  agreement or  instrument  to which Flagg
                  Street is a party or by which Flagg Street is bound, and shall
                  not  require  any  consent,   approval  or  notice  under  any
                  provision of any judgment,  order,  decree,  statute,  rule or regulation applicable to Flagg Street.

            (b)   Each of the Flagg Street  Nominees hereby  severally,  but not jointly, represents,  warrants and agrees that (a) he has full legal  right,  power and  authority  to  execute,  deliver and
                  perform  this  Agreement,   and  consummate  the  transactions
                  contemplated  hereby,  (b) this Agreement  constitutes  valid, legal and binding  obligations  of such Flagg Street  Nominee, enforceable  against him in accordance with its terms,  except
                  that  such   enforcement   may  be  subject   to   bankruptcy,
                  insolvency,  reorganization,  moratorium  (whether  general or specific)  or  other  laws now or  hereafter  in  effect.  The performance of the terms of this Agreement  shall not conflict with,  constitute  a  violation  of, or require  any notice or consent under, any agreement or instrument to which such Flagg
                  Street  Nominee  is a party  or by  which  such  Flagg  Street
                  Nominee is bound, and shall not require any consent,  approval or notice under any provision of any judgment,  order, decree, statute,  rule or  regulation  applicable to such Flagg Street
                  Nominee.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 18 of 33 Pages
----------------------                                    ----------------------

      Section 3.  BOARD COMPOSITION; RELATED MATTERS.

3.1   Concurrently with the execution of this Agreement,  the Pomeroy Board will take the necessary action to accomplish the following:

            (a)   Cause the number of directors  constituting  the Pomeroy Board to be fixed at twelve (12) until the Annual Meeting;

            (b)   Appoint two Flagg Street Nominees to fill the vacancies on the
                  Pomeroy  Board  created by the  expanded  size of the  Pomeroy
                  Board to twelve (12) such that the Pomeroy  Board will consist of David B.  Pomeroy,  Kevin G.  Gregory,  William H. Lomicka,
                  Vincent D. Rinaldi,  Debra E. Tibey,  Kenneth R. Waters, David
                  G.  Boucher,  Ronald E. Krieg,  Stephen E.  Pomeroy,  James H.
                  Smith, Jonathan Starr and Michael A. Ruffolo;

            (c)   Reschedule  the Annual  Meeting to be held and  concluded on a date not later than July 31, 2007. The only matters that shall be acted upon at the Annual  Meeting  shall be the election of directors,  as provided  herein,  and the  ratification of the appointment of auditors;

            (d)   Cause the Company's slate of director nominees for election at the Annual  Meeting to be composed of David B. Pomeroy,  Kevin
                  G. Gregory,  William H. Lomicka,  Vincent D. Rinaldi, Debra E.
                  Tibey, Kenneth R. Waters,  David G. Boucher,  Ronald E. Krieg,
                  Jonathan  Starr,  Michael  A.  Ruffolo  and  Richard  S. Press
                  (collectively,  the "Continuing  Directors"),  with Richard S.
                  Press  designated  to fill the  vacancy  created by Stephen E.
                  Pomeroy  not being  nominated  and  re-elected  to the Pomeroy
                  Board.  Should  any of  Messrs.  Starr,  Ruffolo  and Press be
                  unable to serve as a  director,  Flagg  Street  shall have the right  to  designate  a  substitute  deemed  qualified  by the
                  Nominating and Corporate Governance  Committee.  Should any of
                  the Continuing Directors other than Messrs. Starr, Ruffolo and
                  Press  be  unable  to  serve  as  a  director,  the  remaining
                  Continuing  Directors  other  than the Flagg  Street  Nominees
                  shall  have  the  right  to  designate  a  substitute   deemed
                  qualified  by  the   Nominating   and   Corporate   Governance
                  Committee; and

            (e)   Publicly recommend and solicit proxies for the election of the
                  Continuing  Directors  to the  Pomeroy  Board  at  the  Annual
                  Meeting. Flagg Street will, and the Company shall use its best efforts to cause the current  members of the Pomeroy Board and their  Affiliates and Associates to, vote all shares of Common
                  Stock which they are entitled to vote at the Annual Meeting in favor of the election of each of the Continuing  Directors and such votes shall not be revoked in any manner. For purposes of this Agreement,  the terms  "Affiliate" and "Associate"  shall
                  have  the   respective   meanings  set  forth  in  Rule  12b-2
                  promulgated  by the SEC under the  Securities  Exchange Act of
                  1934, as amended (the "Exchange Act").

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 19 of 33 Pages
----------------------                                    ----------------------

3.2   Immediately  following the Annual Meeting, the Pomeroy Board will take the necessary action to accomplish the following:

            (a)   James H.  Smith  will  retire  from  the  Pomeroy  Board  and, accordingly,  resign as a director  of the Pomeroy  Board.  An executed copy of James H. Smith's resignation from the Pomeroy
                  Board,  effective  immediately  after the Annual  Meeting,  is attached hereto as EXHIBIT A;

            (b)   Cause the number of directors  constituting  the Pomeroy Board to be fixed at a maximum of eleven  (11) until the 2008 annual meeting of  stockholders  of the  Company  (the  "2008  Annual
                  Meeting").  At any time  prior to but not later  than the 2008
                  Annual  Meeting,  the  number of  directors  constituting  the
                  Pomeroy  Board will be fixed at a maximum of ten (10),  which, if necessary, will be facilitated by the resignation of any of the Continuing Directors other than a Flagg Street Nominee;

            (c)   Appoint (i) Michael A. Ruffolo to the  Compensation  Committee
                  and the Stock Option  Committee,  (ii) Richard S. Press to the
                  Nominating  and  Corporate  Governance  Committee,  and  (iii)
                  Jonathan Starr to the Audit Committee.  The Pomeroy Board will also appoint one Flagg Street Nominee, to be selected at Flagg
                  Street's  sole  discretion,  to  any  other  committee  of the
                  Pomeroy Board formed after the appointment of the Flagg Street
                  Nominees to the Pomeroy Board; and

            (d)   Commence a search for a President and Chief Executive  Officer and  form a  Special  Committee  of  the  Pomeroy  Board  (the
                  "Special  Committee"),  which will include Michael A. Ruffolo, for  the  purpose  of  conducting  such  search.  The  Special
                  Committee shall use all  commercially  reasonable best efforts to recommend to the full Pomeroy  Board a President  and Chief
                  Executive Officer (the "Candidate") who is satisfactory to all the members of the Special  Committee  not later than  October
                  31,  2007  (the  "Initial  Deadline").  If,  after  using  all commercially  reasonable best efforts,  the Special  Committee cannot  agree on a  Candidate  by the  Initial  Deadline,  the deadline for  recommending a Candidate who is  satisfactory to all the members of the Special  Committee  will be extended to
                  December  31,  2007  (the  "Final  Deadline").  The  Candidate
                  recommended by the Special Committee  pursuant to this Section
                  3.2(d)  will be hired by the  Company  as soon as  practicable after such recommendation.  The Candidate hired by the Company
                  pursuant  to  this  Section   3.2(d)  will,   promptly   after
                  commencement of his or her  employment,  be appointed to serve as a member  of the  Pomeroy  Board  in the  place of Kevin G.
                  Gregory unless Mr. Gregory is the Candidate.  An executed copy of Mr. Gregory's resignation from the Pomeroy Board, effective concurrently  with the  appointment  of the  Candidate  to the extent Mr. Gregory is not the Candidate, is attached hereto as
                  EXHIBIT B.

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 20 of 33 Pages
----------------------                                    ----------------------

3.3   VACANCIES

            (a)   In the case of any  vacancy  occurring  among any of the Flagg
                  Street  Nominees  serving on the Pomeroy  Board,  Flagg Street
                  will  have  the  right  to  designate  an  individual   deemed
                  qualified by the Nominating and Corporate Governance Committee
                  as a  representative  for  appointment  as a successor to hold office  for the  unexpired  term of the Flagg  Street  Nominee whose place will be vacant.

            (b)   In  the  case  of  any  vacancy  occurring  among  any  of the
                  Continuing  Directors  other  than the Flagg  Street  Nominees serving on the Pomeroy Board,  the Continuing  Directors other than  the  Flagg  Street  Nominees  will  have  the  right  to designate an individual deemed qualified by the Nominating and
                  Corporate   Governance   Committee  as  a  representative  for
                  appointment  as a successor  to hold office for the  unexpired term of the  Continuing  Director  whose place will be vacant, unless such vacancy results from any express provision of this
                  Agreement.

3.4   Within 10  business  days  following  receipt of  reasonably  satisfactory
documentation   thereof,  the  Company  will  reimburse  Flagg  Street  for  its reasonable  out-of-pocket  fees and  expenses  incurred  through the date of the execution and  performance of this  Agreement in connection  with its activities relating to the Annual Meeting, including without limitation, the nomination and election of directors,  the acquisition or solicitation of proxies,  any acts or filings in  connection  therewith,  and the  negotiation  and  execution of this
Agreement,  provided  such  reimbursement  shall  not  exceed  $350,000  in  the aggregate.

3.5 Flagg  Street,  on behalf of itself and the Flagg  Street  Nominees,  hereby covenants as follows:

            (a)   Flagg  Street  Partners  Qualified  LP  hereby  withdraws  its letters to the  Company  dated  April 3, 2007 and May 29, 2007 nominating the Flagg Street Nominees as directors for election to the Pomeroy Board at the Annual Meeting.

            (b)   To the extent all the Flagg Street  Nominees are  nominated by the  Company  for  election  as  directors  at the 2008 Annual
                  Meeting,  all the Flagg Street Nominees accept such nomination and all the Flagg  Street  Nominees  agree to be  included  as director  nominees in the  Company's  proxy  statement for the
                  2008  Annual  Meeting,  Flagg  Street  and  the  Flagg  Street
                  Nominees will not effect,  seek, offer,  engage in, propose or cause or  participate in any  "solicitation"  of "proxies" (as
                  such  terms  are   defined   in  the  rules  and   regulations
                  promulgated under the Exchange Act),  relating to the election of  directors of the Company at the 2008 Annual  Meeting.  The commencement  by Flagg Street or the Flagg Street  Nominees of
                  an election contest in connection with the 2008 Annual Meeting is referred  to herein as a "2008  Election  Contest".  In the event Flagg  Street  and/or any of the Flagg  Street  Nominees
                  commences a 2008 Election  Contest,  the Company shall have no

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 21 of 33 Pages
----------------------                                    ----------------------

                  obligation  to  include  any  Flagg  Street   Nominee  on  the
                  Company's  slate  of  director   nominees  it  recommends  for
                  election at the 2008 Annual  Meeting,  regardless of any prior nomination by the Company of a Flagg Street Nominee or a Flagg
                  Street Nominee's acceptance of such nomination.

      Section 4.  MISCELLANEOUS.

4.1   COVENANT NOT TO SUE.  Flagg Street and the Flagg Street  Nominees and each of its and their Associates and Affiliates, on the one hand, and the Company and its directors and each of its and their Associates and Affiliates,  on the other hand,  agrees  not to sue or  otherwise  commence  or  continue  in any  manner, directly  or  indirectly,  any  suit,  claim,  action,  right or cause of action relating to any acts or omissions in connection  with the Annual  Meeting (other than acts or omissions of the Company's director nominees named in the Company's definitive  proxy  statement  filed with the SEC on June 8, 2007 (without giving effect to any subsequent amendments or supplements thereto) who do not stand for election as directors at the Annual Meeting),  including without limitation, the nomination or election of directors,  the solicitation of proxies or any acts or filings in connection  therewith;  PROVIDED,  HOWEVER, that neither party hereto shall be  prohibited  from  enforcing  its  rights  under and  pursuant  to this
Agreement,  including without limitation the commencement of an election contest and solicitation of proxies.

4.2   COMPANY  RELEASE.  The  Company,  on  behalf  of  itself,  its  directors, officers,  employees,  representatives  and agents  (collectively,  the "Company
Releasors"), does hereby, fully and forever, release and discharge Flagg Street,
its   partners,   members,   directors,    officers,    employees,    attorneys,
representatives  and agents,  including,  without  limitation,  the Flagg Street
Nominees (collectively,  the "Flagg Street Releasees") from any and all actions, claims,  complaints,  rights or causes of action, debts, demands or suits of any
kind  or  nature  whatsoever,   statutory,   equitable  or  legal,  foreseen  or
unforeseen,  known or unknown,  matured or unmatured that the Company  Releasors have, may have or might claim to have against the Flagg Street Releasees through the date hereof in connection with the Annual Meeting.

4.3   FLAGG STREET  RELEASE.  Flagg Street,  on behalf of itself,  its partners, members,  directors,  officers,  employees,  representatives and agents, and the
Flagg Street Nominees  (collectively,  the "Flagg Street  Releasors") do hereby, fully and forever,  release and discharge the Company, its directors,  officers, employees,  attorneys,  representatives  and agents  (other  than the  Company's director  nominees named in the Company's  definitive proxy statement filed with the SEC on June 8, 2007 (without  giving effect to any subsequent  amendments or supplements  thereto)  who do not stand for  election as directors at the Annual
Meeting)  (collectively,  the  "Company  Releasees")  from any and all  actions, claims,  complaints,  rights or causes of action, debts, demands or suits of any
kind  or  nature  whatsoever,   statutory,   equitable  or  legal,  foreseen  or
unforeseen,  known or  unknown,  matured  or  unmatured  that the  Flagg  Street
Releasors  have,  may have or might claim to have against the Company  Releasees through the date hereof in connection with the Annual Meeting.

4.4   SPECIFIC PERFORMANCE.  Flagg Street,  including the Flagg Street Nominees, on the one hand,  and the Company,  on the other hand,  acknowledges  and agrees that  irreparable  injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance  with their

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 22 of 33 Pages
----------------------                                    ----------------------

specific  terms or were  otherwise  breached  and that such injury  would not be adequately  compensable in damages.  It is accordingly agreed that Flagg Street, including the Flagg Street  Nominees,  on the one hand, and the Company,  on the other hand (the "Moving Party"),  shall each be entitled to specific enforcement of, and injunctive  relief to prevent any violation of, the terms hereof and the other party hereto will not take action,  directly or indirectly,  in opposition to the Moving Party  seeking such relief on the grounds that any other remedy or relief is  available  at law or in equity,  nor shall such other  party seek the posting of a bond as a condition for obtaining any such relief.  An  application for  specific  performance  pursuant to this  Section 4.4 shall not preclude the
Moving Party from seeking other relief available at law or in equity.

4.5   PRESS  RELEASE.  Promptly  following  the  execution  and delivery of this
Agreement,  the Company shall issue the press release attached hereto as EXHIBIT
C (the "Press  Release").  None of the parties hereto,  including any individual member of the Pomeroy Board (including the Flagg Street Nominees), will make any public statements regarding the Annual Meeting (including in any filing with the
SEC  or any  other  regulatory  or  governmental  agency,  including  any  stock exchange) that are inconsistent  with, or otherwise  contrary to, the statements in the Press Release  issued  pursuant to this Section 4.5;  PROVIDED,  HOWEVER, that this Section 4.5 shall be  inoperative to the extent Flagg Street or any of the Flagg Street Nominees commences a 2008 Election Contest.

4.6   OTHER ANNOUNCEMENTS.

            (a)   In  furtherance,  and not in limitation,  of Section 4.5, from the date of this  Agreement  through and until the 2008 Annual
                  Meeting, none of the parties hereto, nor any of the Continuing
                  Directors,  shall make any  public  statement  (including  any statement in any filing with the SEC or any other governmental agency),  nor  make  any  private  statement  to  any  of  the
                  Company's  stockholders  or  potential  stockholders,  that is critical of or disparages  this Agreement or any actions taken prior to the date hereof by any of the foregoing in connection with the Annual Meeting, except as and to the extent expressly permitted in clause 4.6(b) below.

            (b)   Any  statement  otherwise  prohibited  by  clause  4.6(a)  may nevertheless  be made without  violating  clause 4.6(a) if (i)
                  such statement is either  required by applicable  law, rule or regulation  (including  any  statement  required by any filing with the SEC or any other governmental  agency) or is required to be made by the  person  seeking to make such  statement  in order to comply  with such  person's  fiduciary  duties to the
                  Company  or its  stockholders,  in  each  case  as  reasonably determined  by such  person  based on the  advice  of  outside counsel  and  upon  reasonable  prior  written  notice  to the parties  hereto of the nature of the  statement  and the basis pursuant  to  which  it is  required  to be  made,  (ii)  such statement  refers or relates to any of the Company's  director nominees  named in the Company's  definitive  proxy  statement filed with the SEC on June 8, 2007  (without  giving effect to any subsequent  amendments or supplements  thereto) who do not stand for  election as directors  at the Annual  Meeting),  or

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CUSIP No. 731822102                   13D                    Page 23 of 33 Pages
----------------------                                    ----------------------

                  (iii)  Flagg  Street  or  any  of the  Flagg  Street  Nominees
                  commences a 2008 Election  Contest.

4.7   PROXY STATEMENT. The Company agrees to provide Flagg Street an opportunity to review and comment on the portions of all proxy  materials to be filed by the
Company in connection with the Annual Meeting containing  statements relating to
Flagg Street, the Flagg Street Nominees and this Agreement.

4.8   CONFIDENTIALITY AGREEMENT. As soon as reasonably practicable following the execution and delivery of this Agreement,  Richard S. Press and the Company will enter into an appropriate  confidentiality agreement for the purpose of allowing the Company to integrate  Mr. Press into the business and affairs of the Company in anticipation of his election to the Pomeroy Board at the Annual Meeting.

4.9   NO WAIVER. Any waiver by either Flagg Street or the Company of a breach of any  provision  of this  Agreement  shall not operate as or be construed to be a waiver  of any  other  breach of such  provision  or of any  breach of any other provision of this  Agreement.  The failure of either party to insist upon strict adherence to any term of this  Agreement on one or more  occasions  shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

4.10  SUCCESSORS  AND ASSIGNS.  All the terms and  provisions of this  Agreement shall inure to the benefit of and shall be  enforceable  by the  successors  and assigns of the parties hereto.

4.11  SURVIVAL OF  REPRESENTATIONS.  All  representations and warranties made by the parties in this Agreement or pursuant  hereto shall survive the execution of this Agreement.

4.12  ENTIRE  AGREEMENT;  AMENDMENTS.  This  Agreement  and the Exhibits  hereto contain  the entire  understanding  of the parties  hereto  with  respect to its
subject   matter.   There   are   no   restrictions,    agreements,    promises,
representations,   warranties,   covenants  or  undertakings  other  than  those
expressly  set forth  herein.  This  Agreement  may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.  Notwithstanding  the foregoing,  nothing in this Agreement is intended to, nor shall be construed as, limiting or otherwise  changing any of the duties and other  obligations  the Flagg Street  Nominees may have in their  respective capacities as directors of the Company.

4.13  SEVERABILITY.  The invalidity or  unenforceability of any provision hereof in any  jurisdiction  will not  affect the  validity  or  enforceability  of the remainder hereof in that  jurisdiction or the validity or enforceability of this
Agreement,  including that provision,  in any other jurisdiction.  To the extent permitted by applicable  law, each party waives any provision of applicable  law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Agreement is held to be unenforceable  for any reason,  it will be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.

4.14  HEADINGS.  The  section  headings  contained  in  this  Agreement  are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

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CUSIP No. 731822102                   13D                    Page 24 of 33 Pages
----------------------                                    ----------------------

4.15  NOTICES. All notices, requests,  demands, claims, and other communications hereunder will be in writing and will be delivered by electronic transmission:

            If to the Company:

            Pomeroy IT Solutions, Inc.
            1020 Petersburg Road
            Hebron, KY 41048
            Attn: Kevin G. Gregory
            Telecopy: 888-717-4279
            Email: kgregory@pomeroy.com

            With a copy to:

            Greenberg Traurig LLP
            1200 Seventeenth Street
            Suite 2400
            Denver, CO 80202
            Attn: Steven Segal, Esq.
            Telecopy: (720) 904-7619
            Email: segalst@gtlaw.com

            If to Flagg Street:

            Flagg Street Capital LLC
            44 Brattle Street
            Cambridge, MA 02138
            Attn: Jonathan Starr
            Telecopy: (617) 876-6081
            Email: jonathan@flaggstreet.com

            with a copy to:

            Olshan Grundman Frome Rosenzweig & Wolosky LLP
            65 East 55th Street
            New York, NY 10022
            Attention: Steven Wolosky, Esq.
            Telecopy: (212) 451-2222
            Email: swolosky@olshanlaw.com

or to such  other  address  as the  person  to whom  notice  is  given  may have previously furnished to the others in writing in the manner set forth above.

4.16  GOVERNING  LAW;  JURISDICTION.  This  Agreement  shall be  governed by and construed  and  enforced  in  accordance  with the laws of the State of Delaware without reference to the conflict of laws principles thereof. The parties hereto agree to  submit to the  jurisdiction  of any  court of  competent  jurisdiction located  in the State of  Delaware  to  resolve  any  dispute  relating  to this

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 25 of 33 Pages
----------------------                                    ----------------------

Agreement  and waive any right to move to dismiss or  transfer  any such  action brought in any such court on the basis of any objection to personal jurisdiction or venue.

4.17  COUNTERPARTS.  This  Agreement  may be executed in  counterparts,  each of which shall be an original,  but all of which together shall  constitute one and the same Agreement.

4.18  NO ADMISSION.  Nothing  contained  herein shall constitute an admission by any party hereto of liability or wrongdoing.

                         [SIGNATURES ON FOLLOWING PAGE]

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 26 of 33 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties hereto have duly executed this Agreement or caused this Agreement to be duly executed by their authorized representative, as of the day and year first above written.

                                       FLAGG STREET PARTNERS LP

                                       By: Flagg Street Capital LLC, its
                                           General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET PARTNERS QUALIFIED LP

                                       By: Flagg Street Capital LLC,
                                           its General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET OFFSHORE, LP

                                       By: Flagg Street Capital LLC,
                                           its General Partner

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

                                       FLAGG STREET CAPITAL LLC

                                       By: /s/ Jonathan Starr
                                           -------------------------------------
                                       Name: Jonathan Starr
                                       Title: Founding Member

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 27 of 33 Pages
----------------------                                    ----------------------

                                       JONATHAN STARR

                                       /s/ Jonathan Starr
                                       -----------------------------------------
                                       Name: Jonathan Starr

                                       RICHARD S. PRESS

                                       /s/ Richard S. Press
                                       -----------------------------------------
                                       Name: Richard S. Press

                                       MICHAEL A. RUFFOLO

                                       /s/ Michael A. Ruffolo
                                       -----------------------------------------
                                       Name: Michael A. Ruffolo

                                       POMEROY IT SOLUTIONS, INC.

                                       By: /s/ Kenneth R. Waters
                                           -------------------------------------
                                       Name: Kenneth R. Waters
                                       Title: Lead Independent Director

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CUSIP No. 731822102                   13D                    Page 28 of 33 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                    [RESIGNATION OF JAMES H. SMITH ATTACHED]

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 29 of 33 Pages
----------------------                                    ----------------------

                                 JAMES H. SMITH
                         c/o Pomeroy IT Solutions, Inc.
                              1020 Petersburg Road
                                Hebron, KY 41048

July 12, 2007

Board of Directors
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Ladies and Gentlemen:

      I,  James H.  Smith,  a  director  of  Pomeroy  IT  Solutions,  Inc.  (the
"Company"),  hereby  retire  from the Board of  Directors  of the  Company  and, accordingly, resign as a director of the Company effective immediately after the
2007 annual meeting of stockholders of the Company.

                                          Very truly yours,

                                          /s/ James H. Smith
                                          --------------------------------------
                                          James H. Smith

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CUSIP No. 731822102                   13D                    Page 30 of 33 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

             [CONDITIONAL RESIGNATION OF KEVIN G. GREGORY ATTACHED]

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 31 of 33 Pages
----------------------                                    ----------------------

                                KEVIN G. GREGORY
                         c/o Pomeroy IT Solutions, Inc.
                              1020 Petersburg Road
                             Hebron, Kentucky 41048

July 12, 2007

Board of Directors
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Ladies and Gentlemen:

      I, Kevin G.  Gregory,  a  director  of Pomeroy  IT  Solutions,  Inc.  (the
"Company"),  hereby  resign as a director  of Pomeroy IT  Solutions,  Inc.  (the
"Company"), effective concurrently with the appointment of a permanent President and Chief Executive  Officer of the Company in accordance with Section 3.2(d) of that certain  Settlement  Agreement by and among Flagg Street Capital LLC, Flagg
Street Partners LP, Flagg Street Partners  Qualified LP, Flagg Street  Offshore,
LP,  Jonathan  Starr,  Michael A.  Ruffolo,  Richard S. Press and the Company in
connection  with  the  2007  annual  meeting  of  stockholders  of the  Company;
PROVIDED, HOWEVER, that my resignation shall not be operative to the extent I am appointed the permanent President and Chief Executive Officer of the Company.

                                          Very truly yours,

                                          /s/ Kevin G. Gregory
                                          --------------------------------------
                                          Kevin G. Gregory

----------------------                                    ----------------------
CUSIP No. 731822102                   13D                    Page 32 of 33 Pages
----------------------                                    ----------------------

                                    EXHIBIT C

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

                    POMEROY IT SOLUTIONS SETTLES PROXY BATTLE

             ANNUAL STOCKHOLDERS MEETING POSTPONED TO JULY 31, 2007

Hebron,  KY and  Cambridge,  MA,  July 12,  2007 - Pomeroy  IT  Solutions,  Inc.
(Nasdaq:  PMRY) and Flagg Street Capital,  which owns  approximately 9.8% of the
Company's  outstanding  stock,  announced  today that they have  entered  into a settlement agreement that will end Flagg Street's proxy solicitation.

Under the terms of the settlement agreement, the Company will expand the size of its Board to 12, and two of Flagg  Street's three  director  nominees,  Jonathan
Starr and Michael Ruffolo,  will be immediately added to the Board. All three of
Flagg Street's nominees,  including Richard Press, also will be nominated by the
Board for  election  to full terms as  directors  at the  Company's  2007 annual meeting of stockholders,  along with the Board's other nominees.  Flagg Street's nominees will also be entitled to representation on each Board committee.

"After  meeting with each of the Flagg Street  nominees,  we are impressed  with their credentials and  accomplishments,"  said Kenneth Waters,  Lead Independent
Director. "Mike, Dick and Jonathan are highly competent,  well-regarded in their respective industries, and have been uniformly involved in successful endeavors.
Collectively,  they will add  considerable  depth and  relevant  insight  to the strategic  direction  of the Company.  We look forward to their strong  positive contributions to the Board," added Waters.

"We invested in Pomeroy  because we believe in the  Company's  potential,"  said
Jonathan Starr,  founder and principal of Flagg Street Capital. "We believe that the  Pomeroy  Board has  undertaken  some  very  positive  corporate  governance initiatives that benefit all Pomeroy stockholders. It's time now to focus on the future.  We are committed to working with the other Board members and management
to  help  make  Pomeroy  a  great  company  for  stockholders,   customers,  and
employees," added Starr.

The Company's 2007 annual meeting of stockholders  has been rescheduled for July
31, 2007. The Company  intends to mail to stockholders a supplement to its proxy statement,  along with a new proxy  card,  for use in  connection  with the 2007 annual meeting.  Proxy cards previously provided by the Company and Flagg Street will not be valid for voting at the annual meeting.

ABOUT POMEROY IT SOLUTIONS, INC.
Pomeroy IT Solutions,  Inc. is a leading provider of IT infrastructure solutions focused on enterprise,  network and end-user  technologies.  Leveraging its core competencies  in IT Outsourcing  and  Professional  Services,  Pomeroy  delivers consulting,  deployment,  operational,  staffing and product sourcing  solutions through the  disciplines  of  Six-Sigma,  program and  project  management,  and
industry  best   practices.   Pomeroy's   consultative   approach  and  adaptive
methodology  enables  Fortune  2000  corporations,   government  entities,   and
mid-market  clients to realize their business goals and objectives by leveraging information technology to simplify complexities,  increase productivity,  reduce costs, and improve profitability. For more information, go to WWW.POMEROY.COM.

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CUSIP No. 731822102                   13D                    Page 33 of 33 Pages
----------------------                                    ----------------------

ABOUT FLAGG STREET CAPITAL LLC
Flagg Street Capital LLC is a Massachusetts-based registered investment advisor.